Exhibit 99.9

NICE Real-Time Authentication Selected by VPBank to Safeguard Omnichannel
Customer Interactions and Improve Experiences

VPBank’s implementation of NICE’s voice biometrics will seamlessly secure contact center calls, reduce handle times and boost service quality

Hoboken, N.J., April 27, 2021 – NICE (Nasdaq: NICE) today announced that Vietnam Prosperity Joint-Stock Commercial Bank (VPBank) has selected NICE Real-Time Authentication (RTA) to enhance call security, prevent fraud and improve customer experiences. VPBank’s adoption of NICE’s self-service authentication for its interactive voice response (IVR) services will simplify contact center call system management and increase IVR containment, resulting in a reduction of interaction volume to live agents. This will empower VPBank to authenticate up to 10,000 customers a day in the IVR as well as reduce average handle time (AHT) by 20-30 seconds, boosting customer experiences on live agent calls.

As one of Vietnam's largest private banks and one of the ten largest private enterprises in the country, VPBank handles approximately five million interactions annually from customers in the retail, SMB and corporate sectors. VPBank will leverage NICE’s single voiceprint capability to authenticate the customers on live conversation, IVR and mobile. The reduction in average handle times delivered by NICE’s solution will improve productivity, increase contact center efficiency and optimize operational costs for VPBank. Fully system agnostic, the NICE RTA voice biometrics solution is easy to integrate with the bank’s existing contact center platform.

Based on voice biometrics, NICE RTA automatically verifies a caller’s claimed identity within seconds through natural conversation. Seamless and transparent to customers, the solution’s single voiceprint technology addresses VPBank’s need to secure its communications across multiple channels. The solution allows verification without time-consuming, repetitive and intrusive measures. An out-of-the-box solution, NICE RTA includes consent and user management, in-built reporting and comprises innovative capabilities such as a single voiceprint and one-time historical enrollment that enable authentication across any channel and from day one respectively.

Tran Thi Lien, Head of Contact Center 247 - Operation Division, VPBank, said, “Accurate, transparent and quick authentication is crucial to efficient bank processes as well as an investment in positive customer experiences and loyalty.  Our customers deserve a proven, innovative authentication solution that efficiently and seamlessly safeguards their interests, and that’s why we decided to implement NICE RTA at our contact center.

Darren Rushworth, President of NICE APAC, said, “VPBank’s decision to adopt NICE RTA for IVR-based automated authentication comes as the financial services industry is facing a growing need to take measures against fraud in the ever-expanding area of digital commerce. The NICE voice biometrics-based solution is a leader in producing value for institutions like VPBank, ensuring seamless, extraordinary customer experiences while preventing losses from fraud. We’re proud to help VPBank stay on the cutting edge of innovative capabilities to safeguard customers and their business.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Vietnam Prosperity Joint Stock Commercial Bank
Vietnam Prosperity Joint Stock Commercial Bank is a joint stock commercial bank incorporated and registered in the Socialist Republic of Vietnam. The Bank’s principal activities are to provide banking services including mobilizing and receiving short, medium and long-term deposits from organizations and individuals; making short, medium and long- term loans and advances to organizations and individuals; conducting foreign exchange transactions; providing international trade finance services; discounting of commercial papers, bonds and other valuable papers; investing in shares and bonds; providing settlement services; digital wallet; investing in future contract of Government bonds; providing asset management services; granting credit in form of rediscounting negotiable instruments and other valuable papers and other banking services as allowed by the SBV.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.